UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2005

Richard D. Rose
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/17/2005

Re: RTI International Metals, Inc.
Incoming letter dated February 2, 2005

Dear Mr. Rose:

This is in response to your letter dated February 2, 2005 concerning the shareholder proposal submitted to RTI by Daniel A. Bruno. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Daniel A. Bruno
169 49 26 Avenue
Flushing, NY 11358

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

Richard D. Rose
(412) 562-8425
roserd@bipc.com

February 2, 2005

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of the Shareholder Proposal of Daniel A. Bruno, C.F.A. Submitted for Inclusion in the 2005 Proxy Statement of RTI International Metals, Inc.

Dear Ladies and Gentlemen:

Buchanan Ingersoll PC acts as counsel to RTI International Metals, Inc., an Ohio corporation (the "Company"). On behalf of the Company, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes the proposal (the "Proposal") submitted by shareholder Daniel A. Bruno, C.F.A. (the "Proponent") from the Company's proxy statement (the "Proxy") to be distributed in connection with the Company's 2005 annual meeting of shareholders (the "Annual Meeting").

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter, the Proposal and the other attachments hereto.

It is our opinion, as counsel to the Company, that the Proposal may be excluded from the Proxy for the reasons stated below:

1. The Proposal may be omitted under Rule 14a-8(f)(1) as the Proponent has failed to prove, as required by Rule 14a-8(b)(1) and (2), that he has continuously held at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the Annual Meeting for at least one year prior to submitting the Proposal.

The Proponent has failed to comply with Rule 14a-8(b). The Proposal was submitted by letter dated September 9, 2004 (attached hereto as Exhibit A) and was received by the Company on September 15, 2004. The Company sent the Proponent a letter on September 16, 2004 (attached hereto as Exhibit B), acknowledging receipt of the Proponent's letter and furnishing a copy of the Company's most recent annual report.[1] Then, as required by Rule 14a-8(f)(1), the Company gave notice of deficiency by letter dated September 23, 2004 (attached hereto as Exhibit D) (the "Notice of Deficiency"), within the time

[1] The Proponent sent another letter to the Company dated September 21, 2004 (attached hereto as Exhibit C), in which the Proponent made no attempt to cure any deficiencies, but rather informs the Company the curtsy copy of the annual report was not necessary and attempts to clarify the intent of his proposal.

period required by the Rule. The Notice of Deficiency informed the Proponent that the Proposal was procedurally deficient because he failed to provide sufficient proof that he is the record holder of at least $2,000 in market value or 1% of the Company's securities entitled to vote on the Proposal. In addition, he failed to indicate that he intends to continue to hold the securities through the date of the Annual Meeting.

The Proponent has not previously filed Schedules 13D or 13G, is not a reporting person under Section 16(a) of the Exchange Act and, based on the records of the Company's transfer agent, is not a registered holder of Company securities. The Company informed the Proponent in the Notice of Deficiency that he must provide a written statement from the record holder establishing his eligibility and that he must provide his own written statement as to his intention to continue to hold the securities through the date of the Annual Meeting. The Company also informed the Proponent that to cure the defects, he must respond within fourteen (14) calendar days from receipt of the Notice of Deficiency.

The Proponent did not accept delivery of the Notice of Deficiency, which was delivered by the Company via certified mail with return receipt requested. The original letter and the certified receipt were received by the Company with the words "refused delivery" written across them in what the Company assumes to be the Proponent's handwriting. The Proponent made no other attempt to contact the Company or address the deficiencies in his proposal.

We acknowledge that, in some instances, the Staff has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the fourteen (14) days provided in Rule 14a-8(f)(1) in circumstances where the issuer's response contained inadequate information as to how the shareholder may remedy the particular procedural deficiencies. *See Sysco Corporation* (Publicly available August 10, 2001); *General Motors Corp.* (Publicly available April 3, 2001) (extending the correction period because the issuer's notice did not sufficiently describe the documentation required under Rule 14a-8(b)). We do not believe that an extension of the response period is warranted in this case because the Proponent refused delivery of the Notice of Deficiency and the Notice of Deficiency adequately explained that the Proponent was required to provide an affirmative statement from the record holder of the securities by stating, "you must establish your eligibility by submitting to us a written statement from the record holder verifying that, at the time you submitted your proposal, you continuously held the requisite securities for at least one year." The Notice of Deficiency provided the Proponent with all relevant information in a timely manner, as called for under Rule 14a-8 and included a copy of the Rule.

Furthermore, the Proponent is familiar with the technical requirements necessary to submit a shareholder proposal, as the Proponent submitted deficient proposals to the Company for inclusion in the 1999 and 2004 proxy materials due to, among other things, insufficient proof of stock ownership. *RTI International Metals, Inc.* (publicly available March 3, 1999) and *RTI International Metals, Inc.* (publicly available January 13, 2004). In 1998, 2003 and in the instant case, the Company satisfactorily explained in its written response to the Proponent the eligibility requirements of Rule 14a-8(b).

The Proponent, having received a timely and adequate notice of deficiency from the Company, did not submit sufficient verification of his ownership of Company securities. The Proponent has failed to comply with Rule 14a-8 (b)(1) and (2), and therefore, the Proposal is properly excludable by the Company pursuant to Rule 14a-8(f). *See, e.g., Oracle Corporation* (publicly available July 18, 2003); *The McGraw-Hill Companies, Inc.* (publicly available January 3, 2003); *RTI International Metals, Inc.* (publicly available March 3, 1999); *Sierra Health Services, Inc.* (publicly available April 3, 2002); *Anthracite Capital, Inc.* (publicly available March 29, 2002).

2. The Proposal may be omitted under Rule 14a-8(i)(3) because the Proposal is so vague that it could be misleading to other Company shareholders.

Rule 14a-8(i)(3) states that a proposal may be omitted from the proxy materials if it violates the proxy rules, including Rule 14a-9, prohibiting materially false or misleading statements from inclusion. The Proposal is vague, contains inconsistencies and mistakes with respect to both grammar and syntax, and is confusing at best.

The Staff has previously determined to take no action against an issuer for the exclusion of a shareholder proposal under Rule 14a-8(i)(3) because (a) the shareholders could not determine with reasonable certainty the measures the Company would take if the proposal was approved, and (b) the resultant action by the Company would be taken without guidance as to the intention of the shareholder when they approved the proposal. *See PG&E Corporation* (publicly available March 1, 2002) and no-action letters cited therein.

(a) The shareholders cannot determine with reasonable certainty the measures that the Company would take if the Proposal was approved.

The Proposal does not state how the proposed merger is to be effected, *i.e.,* whether it is the Proponent's intention that the Company remain in existence after the merger.

Also, the Proposal, seemingly contingent on the Company not merging as recommended, suggests that the Company liquidate or put itself up for sale. Not only does the Proponent not put forth any rationale for these actions, but the suggestion itself contains alternatives (liquidation or merger or sale). This proposal is too vague to enable the shareholders to make an informed decision when voting because the Proposal sets forth alternatives and contains no details as to how the Company would implement either alternative. Moreover, it would be impossible for the Company to know which of the alternatives the shareholders had approved. If the Proposal were to be included in the Proxy, the Company shareholders may approve the Proposal yet not know how it would be implemented. *Abbott Laboratories* (publicly available February 18, 2003).

(b) Resultant action by the Company would be made without guidance from shareholders because of the unclear language in the proposals and, therefore, any such action could be in contravention of the intention of shareholders when they voted.

If the Company were required to implement the Proposal upon shareholder approval, the Company's actions may be in contravention of the shareholders' intentions because the Proposal was so vague that the shareholders' intentions cannot be derived from the wording of the Proposal. The Company cannot derive even the intention of the Proponent from the wording of the Proposal, so any actions that the Company would take might contradict the desired result that the shareholders approved. Therefore, the Proposal is too vague for both the shareholders and the Company to act on adequately.

In addition, the entire Proposal contains a multitude of misspellings, dropped letters and syntax errors. Proposals are usually contained in the form of resolutions to be adopted by the shareholders as they are presented by each proponent. The Proponent's Proposal is not fit for submission to the Company shareholders because the language presented is unclear.

Shareholders voting on the proposal could not with reasonable certainty determine the actions or measures needed to be taken in the event that the proposals were implemented, and the Company cannot act without the guidance of the shareholders in regard to a matter on which they had voted. *PG&E Corporation* (Publicly available March 1, 2002) (Proposal relating to votes to effect merger was incomprehensible); *IDACORP, Inc.* (Publicly available January 9, 2001).

The Company presently intends to file its definitive Proxy for the 2004 Annual Meeting in early April, 2005. The Company respectfully requests that the Staff confirm its intention to not recommend enforcement action if the Proposal is excluded from the Proxy for the reasons set forth above. In the event that the Staff disagrees with the Company's views regarding the omission of the Proposal, we respectfully request the opportunity to confer with the Staff prior to the issuance of its response.

By copy of this letter, with exhibits, we are notifying the Proponent of the Company's intention to omit the Proposal.

Should you have any questions, please do not hesitate to contact me at the number above or Chad Whalen of my office at 412-562-1023.

Very truly yours,

Richard D. Rose

Enclosure

cc: Dawne S. Hickton, Esq.
Chad Whalen, Esq.
Daniel A. Bruno, C.F.A. (via certified mail)

EXHIBIT A

Sept. 9,2004

Dawne Hickton
RTI International
Niles, Ohio

Dear Mrs. Hickton

I trust that my note finds you and your well. We were fortunate in having a great grandson and great grandaughter added to the family.

I had writtenMr. Rupert some time ago but appaarently the letter was too acerbic to reply to. Quartelies and annuals have been hard to come by. I recently was rewarded with copy of the June quarter report.

REading it, I was reminded of the hit song in the musical ANNIE. Tomorrow came for little nniem but never for RTIn good or bad times. Is the management that inept or is the business such as the basic shortcomings thereof.

A management under such circumstances would have to address this serious matter inasmuch as they serve in responsible positions with substantial responsibilities and in a case, liability. The description is poor governance inTI'd vsdr case.

Therefore, on behalf of my self and toeher family shareholders, I PROPOSE FOR THE NEXT ANNUAL MEETING THAT SHAREHOLDERS BE INVITED TO VOTE ON THE QUESTION OF A LIQUIDATION, MERGER OR SALE OF THE COMPANY. Your arguments against this proposal can be expected because the outcome can affect your tanure, but the shareholder interest is paramount.

I have previously supplied you with proof of stock ownership. My holdings have increased, based on he current underlying value of the assets not management's poor record. By the way, the No-inal profit for the quarter was, as you neglect to state, employee cost savings from the strike and ehteir replacement by other employees.

I would appreciate it if you read this note to all the directors in order to ascertain as to the necessity for some major decisions on their part

Sincerely,

EXHIBIT B

RTI International Metals, Inc.

DAWNE S. HICKTON
VICE PRESIDENT AND GENERAL COUNSEL

FILE COPY

1000 WARREN AVENUE
NILES, OHIO 44446-0269
PHONE: 330-544-7818
FAX: 330-544-7701

September 16, 2004

Mr. Daniel A. Bruno
169 49 26 Avenue
Flushing, New York 11358

Dear Mr. Bruno:

Thank you for your kind words in your recent letter to me, and congratulations on your new great grandchildren.

We will review the information in your letter relating to the company, and respond as appropriate. In the meantime, enclosed please find a copy of our most recent annual report, and our most recent press release issued by our company concerning the U. S. tariffs on Russian titanium.

Sincerely yours,

Dawne S. Hickton /js

Enclosures

EXHIBIT C

FIL[illegible]Y

Sept. 21,2004

Dawne Hickton
General unsel
RTI Titanium
Niles, Ohio.

Dear Mrs. Hickton

Thank you for your charming, but disarming reply of SeptemberDid you have myl letter read to the board, if not the officers?

Thank you for the annual, of which i received multiple copies. One copy for the same address used for all family sharehowners is sufficient, but please put me on the mailing list of news releases, quarterlies, etc.,

Your reply reminds me of how the art of debating has developed in the U.S. and probably elsewhere. One of the debaters proposes a question and the other side makes a speec or answers the unasked question. You have succeeded with your reply.

A straight reply. Why would management presume to preempt shareholder VIEWS if not decisions on the matter raised in my earlier letter. Do they or do not not own the company, or are the tenenxed rigghts os the board and management superior. The proposal is for their views, not an actual liquidation, sale or merger.

I am sending copies of the prior letter, your reply and copy of the instant note to the SEC.

Thank you,

Daniel A. Bruno .F.A.
169 49 26 S Avenue
Flushing NY 11358
a

RTI
International
Metals, Inc.

1000 WARREN AVENUE
NILES, OHIO 44446-0269
PHONE: 330-544-7818
FAX: 330-544-7701

DAWNE S. HICKTON
VICE PRESIDENT AND GENERAL COUNSEL

September 23, 2004

Mr. Daniel A. Bruno
16949 26th Avenue
Flushing, New York 11358

Dear Mr. Bruno:

We received your letter dated September 9, 2004 on September 15, 2004. We interpret your letter as a request that RTI include your proposals in its proxy statement for our next annual meeting of shareholders. As you know from our correspondence last year, there are Securities and Exchange Commission rules and regulations governing the proxy process and specifically, shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter. We are required to advise you that your proposals do not satisfy the procedural and eligibility requirements of the Rule. To be eligible to submit a proposal, you must establish that you have continuously held at least $2,000.00 in market value or 1% of RTI's securities entitled to be voted on the proposal at the annual meeting for at least one (1) year as of the date you submitted the proposal. You must also continue to hold those securities through the date of the annual meeting.

Based on the records of our transfer agent, National City Shareholder Services, you are not a record holder of shares of RTI stock. We expect that you, like many shareholders, own your shares in "street name" through a record holder such as a broker or bank. In that case, you must establish your eligibility by submitting to us a written statement from the record holder verifying that, at the time you submitted your proposal, you continuously held the requisite securities for at least one (1) year. Unfortunately, a copy of your periodic investment statements will not suffice.

In addition to establishing your eligibility, you must also provide us with your own written statement that you intend to hold the securities through the date of the annual meeting. The Rule only permits you to submit one proposal for any particular meeting. As we read your letter, you have put forth two (2) proposals: the liquidation of the Company; or a merger or sale of the Company. To cure this defect, you must submit a single proposal for consideration at the upcoming annual meeting.

RTI International Metals, Inc.

In order for us to consider including your proposal, you must cure each of the defects discussed above in a written response to this letter. Such a response must be postmarked no later than fourteen (14) calendar days from the date you receive this letter. As discussed in the Rule, we may still seek to exclude your proposal on substantive grounds even if you cure the eligibility and procedural defects. To this end, we would be happy to continue in an open dialogue regarding your concerns; however, we respectfully request that you withdraw your proposals. Otherwise, we will be required to file our reasons for omitting your proposal with the Securities and Exchange Commission in much the same way as last year.

Very truly yours,

Dawne S. Hickton
Vice President, General Counsel and Secretary

Enclosure
Via: Certified Mail
Return Receipt Requested

c: Timothy G. Rupert
President and Chief Executive Officer

bc: Chad Whalen, Esq.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1**: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2**: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3**: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4**: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5**: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6**: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7**: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8**: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9**: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10**: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11**: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission.

This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12**: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13**: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

* * *

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RTI International Metals, Inc.
Incoming letter dated February 2, 2005

The proposal relates to the merger, sale or liquidation of RTI.

There appears to be some basis for your view that RTI may exclude the proposal under rule 14a-8(f). We note your representation that the proponent appears not to have responded to RTI's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if RTI omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which RTI relies.

Sincerely,

Mark F. Vilardo
Special Counsel